Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2006

Mr. Michael L. Browne
President and Chief Executive Officer
Harleysville Group Inc
355 Maple Avenue
Harleysville, PA   19438-2297

Re: Harleysville Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 0-14697

Dear Mr. Browne:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief